SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  Report on Form 6-K for the First Half of 2002
                               Dated July 25, 2002


                         Commission File Number 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F   X               Form 40-F
                           -------                     -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes                          No   X
                     -------                     -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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


     Exhibit 1: Banco Comercial Portugues, S.A. (the "Bank") has published and released in Portugal the attached release containing its unaudited comparative consolidated results for the first half of 2002. The Bank has reported consolidated net income of Euro 320.9 million. These results and those for the first half of 2001 are not necessarily indicative of results for any other period or for the full year applicable thereto (as to the results for 2001, see the Bank's Annual Report on Form 20-F for 2001 filed with the Securities and Exchange Commission).

     Additional information comparable to the information included in the consolidated financial statements of the Bank in the Bank's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 is not available at June 30, 2002, or for the six months ended June 30, 2001, nor is a reconciliation of net income available for the six months ended June 30, 2002 to give effect to material differences between Portuguese GAAP and U.S. GAAP. For a discussion of certain significant differences between Portuguese GAAP and U.S. GAAP, see Note 37 of the Notes to the Bank's consolidated financial statements for the fiscal year ended December 31, 2001, included in the Bank's Annual Report on Form 20-F for 2001.

     Certain statements in the attached release containing words such as "are expected to be seen" and similar expressions are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause the Bank's actual financial performance for subsequent periods to differ materially from those presently expressed or projected. These include unexpected changes in general economic conditions and specific conditions in the markets addressed by the Bank, changes in regulatory environment, unforseen fluctuations in interest rates and demand for loans, competition, changes in accounting policies and regulations, and other unexpected developments. In addition, the Bank's Annual Report on Form 20-F, recent and forthcoming Reports on Form 6-K and other Securities and Exchange Commission filings discuss some of the important risk factors and critical accounting policies that may affect our business, results of operations and financial condition.

     Readers of the attached release are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. The foregoing list of factors affecting the Group's financial performance should not be construed as exhaustive, and the Bank disclaims any obligation subsequently to revise any forward-looking statements to reflect events and circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.


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

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BANCO COMERCIAL PORTUGUES, S.A.


                                   By:      Antonio Rodrigues
                                      --------------------------------
                                            Antonio Rodrigues
                                            Member of the Board of Directors


                                   By:      Luis Gomes
                                      --------------------------------
                                            Luis Gomes
                                            General Manager


Date: July 25, 2002